UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Theron Resource Group
(Name of Issuer)

Common Stock
(Title of Class of Securities)

88580T
(CUSIP Number)

Leonora Yung
17/F, Amtel Building,
144-148 Des Voeux Road Central,
Hong Kong
852-2568 7518
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 24, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box.[     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88580T	SCHEDULE 13D	Page _ of __

1	NAMES OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): Horizon Investment Club Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) [ ] (b) [ ]
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: the British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 6,000,000
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 6,000,000
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,000,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 75.9%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

*Percentage calculated based on the total number of 7,900,000 shares of Common Stock outstanding as of May 16, 2016 as reported by the Issuer’s most recent quarterly report ended March 31, 2016, which is also the total number of outstanding common shares of the Issuer at the time of the transaction which requires filing of this Statement.

CUSIP No. 88580T	SCHEDULE 13D	Page _ of _

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the common shares, par value $0.001 per share (the “Common Stock”), of Theron Resource Group, a company organized under the laws of the State of Wyoming (the “Issuer”), whose principal executive offices are located at 17/F, Amtel Building, 144-148 Des Voeux Road Central, Hong Kong. The Common Stocks are quoted on the OTC Pink tier of the OTC Markets Group, an inter-dealer quotation and trading system, under the symbol “THRO.”

Item 2. Identity and Background.

(a) This Statement is being filed by Horizon Investment Club Limited ("Horizon" or "Reporting Person"), a company organized under the laws of the British Virgin Islands.

(b) The address of Horizon's registered office is Trident Chambers, P.O. Box 146, Tortola, British Virgin Islands.

(c) Horizon is a holding company which holds the common stock of the Issuer.

(d) During the past five years, Horizon has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, Horizon was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f) Horizon is a corporation organized and existing under the laws of the British Virgin Islands.

Item 3. Source and Amount of Funds or Other Consideration.

Horizon purchased 6,000,000 shares of the Common Stock from Liang Kong Lim (the “Seller”) for a purchase price of $280,000.00. The source of funds used by Horizon to purchase the Common Stock was Horizon’s working capital.

Item 4. Purpose of Transaction.

The transaction was entered into in connection with a change in control and composition of the Board of Directors of the Issuer. In connection with the transaction, on October 12, 2012, Liang Kwong Lim resigned from his positions as Director, President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer of the Issuer, and Wing Kin Tsang was elected as a Director and appointed to the offices of President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer of the Issuer. Accordingly, on August 24, 2012, as of the date of closing of the transaction, there was a change in control of the Issuer, with a director and officer subsequently chosen by Horizon having the power to manage and control the affairs of the Issuer.

Item 5. Interest in Securities of the Issuer.

The information set forth in Item 4 is hereby incorporated by reference into this Item 5. The Reporting Person purchased 6,000,000 shares of Common Stock which is 75.9% of the equity capital of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

The information set forth in Item 4 is hereby incorporated by reference into this Item 5.

Other than as described in this Statement, to the best knowledge of the Reporting Person there are no contracts, arrangements, understandings or relationships between the Reporting Person and any person, with respect to any securities of the Issuer, including but not limited to, transfer and voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7. Materials to be Filed as Exhibits

Exhibit
No.	Description
10	The Stock Purchase Agreement, dated August 23, 2012, among Liang Kwong Lim and Horizon Investment Club Limited (incorporated by reference from the Issuer’s Form 8-K filed on October 19, 2012).

CUSIP No. 88580T	SCHEDULE 13D	Page _ of __

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Dated: June 21, 2016	By:	/s/ Leonora Yung
Name: Leonora Yung
Title: Director